Exhibit 99.1

NR: 22-12 | June 6, 2022

Groundbreaking Agreement Between Province and Tahltan Central Government Provides Further Certainty for Eskay Creek

Vancouver, BC (June 6, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) welcomes the historic consent-based decision-making agreement (the “Agreement”) reached by the Province of British Columbia and the Tahltan Central Government. Through this Agreement, the proposed Eskay Creek gold-silver project (“Eskay Creek” or the “Project”), located in Tahltan Territory, will be the first mining project to have permits authorized by an Indigenous Government. As a formal recognition of the Tahltan Nation’s right to manage resource development decisions within their Territory, it is a significant step forward by all parties to implement the principles of the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) in the environmental assessment process.

This historic Agreement changes the approach to environmental assessments on the Tahltan Nation’s land by introducing a framework that ensures Tahltan values and rights are respected from the outset. Additionally, the Agreement will also make possible the development of a new model for sustainable mining and world-class environmental practices and standards and lead to unprecedented business certainty of Indigenous consent for a mining project.

Skeena sees this Agreement as an historic step toward recognizing the rights and title of First Nations in British Columbia and a major benefit for Eskay Creek. The Agreement provides greater certainty and framework for the environmental assessment of the revitalization of the past-producing Eskay Creek mine. Obtaining legal consent from the Tahltan Nation on the authorization issued by the Province of BC, an integral part of Skeena’s ESG strategy, addresses the question of project authorization on unceded Indigenous land. It will further strengthen Skeena’s relationship with the Tahltan Nation and the Nation’s support for the Project.

Justin Himmelright, Skeena's Senior Vice President of External Affairs and Sustainability, commented “As an already developed mine site with existing road access, waste management facilities, nearby access to green power, and robust economics, gaining consent from the Tahltan Nation on whose unceded land Eskay Creek is located, is a crucial step in an efficient approval process for the Project. It also provides certainty of the Tahltan Nation’s legal authorization to revitalize Eskay Creek. We look forward to working with our Tahltan partners and the governments of British Columbia and Canada to bring this iconic Project back into production.”

“Today marks an exciting step forward in the evolution of the relationship between the Tahltan Nation and the Province of British Columbia,” said Chad Norman Day, President of the Tahltan Central Government. “Reconciliation is not achieved with just one step. It requires ongoing innovation, collaboration and leaning into discomfort. For the Tahltan people, strengthening and preserving our culture, values and independence is why we keep pushing forward on this journey. The Tahltan Central Government has been clear on behalf of all Tahltan people that there will be no world-class mining jurisdiction in Tahltan Territory without robust Tahltan stewardship which must include world-class wildlife and fisheries management, strong environmental mitigation measures and recognition of our 1910 Declaration. The Tahltan Nation and the Province have a long journey ahead walking and living on the path to reconciliation and we look forward to building on our relationship together. I thank all of those who have worked on this historic agreement which better recognizes Tahltan jurisdiction over our homelands. It has been generations in the making. Mēduh.”

Murray Rankin, Minister of Indigenous Relations and Reconciliation, commented “This agreement is the first consent-based agreement for decision-making ever to be negotiated under the Declaration Act. It is a tangible example of the Province’s commitment to changing our relationship with Indigenous peoples. Together, the Tahltan Central Government and the Province are leading the way toward a new model for advancing free, prior and informed consent.”

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study in 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles

CEO & Director

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Media inquiries or to request a media interview, contact:
Kamran Shaikh, Account Director
PR Associates
kshaikh@prassociates.com
778-846-5406

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Prefeasibility Study, completion of a feasibility study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this press release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s 2021 MD&A and AIF, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.